Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO 2012 INTERIM RESULTS

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that there is a notable decrease in the net profit attributable to equity holders of the Company for the first half of 2012 as compared to the first half of 2011, but the percentage of decrease is not expected to exceed the percentage of decrease in net profit attributable to equity holders of the Company for the first quarter of 2012 as compared to the first quarter of 2011 (being 29.4%). The Company’s preliminary financial estimates for the first half of 2012 contained in this announcement are unaudited. Detailed financial information of the Company for the first half of 2012 will be disclosed in the Company’s 2012 interim report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2012 to 30 June 2012

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that there is a notable decrease in the net profit attributable to equity holders of the Company for the first half of 2012 as compared to the first half of 2011, but the percentage of decrease is not expected to exceed the percentage of decrease in net profit attributable to equity holders of the Company for the first quarter of 2012 as compared to the first quarter of 2011 (being 29.4%).

3.	The estimated results are unaudited.

Commission File Number 001-31914

II.	Results for the first half of 2011

1.	Net profit attributable to equity holders of the Company: RMB12,964 million

2.	Earnings per share (basic and diluted): RMB0.46

III.	Reasons for estimated decrease in results

The estimated decrease in the results for the first half of 2012 is mainly attributable to the decline in investment yield and the increase in impairment losses resulting from the continuous depression in the capital market.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the first half of 2012 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are unaudited. If the Company’s future estimates of the 2012 interim results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first half of 2012 will be disclosed in the Company’s 2012 interim report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 6 August 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang